UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 10, 2005

KONINKLIJKE KPN N.V.

Maanplein 55

2516 CK The Hague

The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                       Q1 2005: KPN increases market shares in broadband and mobile, dated May 10, 2005;

•                       KPN restructures international mobile activities, dated May 10, 2005.

Press release

Q1 2005:	Date
KPN increases market shares	May 10, 2005
in broadband and mobile	Number
023pe
Solid cash flow

First-time reporting under IFRS, unaudited.

IFRS, in millions of euro, unless indicated otherwise	Q1 2005	Q1 2004
Operating revenues	2,890	2,944
Net sales	2,838	2,868
Operating profit	516	675
Profit for the period	273	414
Earnings per share (in euro)	0.12	0.17

Cash flow from operating activities	822	953
Less: capital expenditures (in PP&E and software)	232	307
Free cash flow	590	646

Operating profit	516	675
Add: depreciation, amortization and impairments	578	554
EBITDA	1,094	1,229

Highlights Q1 2005

•                  Market share gains in both broadband and mobile;

•                  Free cash flow of EUR 590 million;

•                  2005 year-to-date share repurchases: 82.5 million shares, or EUR 565 million, with EUR 420 million remaining to be returned to shareholders;

•                  Net sales declined marginally (EUR 30 million, or 1%) following MTA tariff reductions of EUR 44 million;

•                  Operating profit declined by EUR 159 million, mainly due to additional investments in customer bases Mobile The Netherlands and E-Plus (approximately EUR 120 million) and UMTS amortization costs (EUR 64 million);

•                  Reported EBITDA down by 11%.

•                  For comparison with guidance we exclude book gains, restructuring charges and impairments exceeding EUR 20 million per event. On this basis, operating revenues were near flat (-/- 0.6%), while EBITDA decreased by 6.3%. (See table on page 9 for a reconciliation.)

Commenting, Ad Scheepbouwer, CEO of KPN, said:

“We have gained market share in both broadband and mobile, our key objectives. This required major investment, but Cash Flow remained solid. We have met market expectations, and we have returned nearly EUR 1.2 billion of cash to our shareholders year-to-date.

All our strategic initiatives are on track. We will launch our VOIP offering this month. I am pleased with a very resilient performance of KPN Mobile The Netherlands in the face of further MTA tariff reductions. We expect that its revenue and margin will rise during the remainder of the year.

We are strengthening our international Mobile businesses, and in a separate announcement the Board has appointed Stan Miller, currently CEO of BASE, to take control of both our Belgian and German Mobile businesses. We believe that Stan can help us capitalize on the opportunities in Germany and drive more of the top-line growth through to the bottom line, as he has done so successfully at BASE”.

Fixed

•                  EBITDA margin improved from 41.3% in Q1 2004 to 41.6%;

•                  Broadband market share rose to 44.3%;

•                  Net sales decreased by 6.8% to EUR 1,702 million (2004: EUR 1,827 million), net expenses decreased by 7.5%;

•                  VoIP offering to be launched in May

Mobile

•                  Net sales increased by 6.8%;

•                  Particularly strong performance by KPN Mobile The Netherlands, achieving a net sales increase despite MTA tariff reductions, and an increase in subscriber market share;

•                  E-Plus: Continuing strong growth of post-paid drove net sales up 9.0%. First-time MTA tariff cuts in Germany more than offset by net sales increase. Declining EBITDA margin primarily due to sharply increased sales-related costs and MTA effect;

•                  BASE: continued growth in customer numbers, revenues and operating profit;

•                  New management structure for international businesses as from May 10; single CEO appointed.

Operating Review

Fixed division

The number of broadband customers continued to increase, albeit at a lower rate than in previous quarters because of the lower growth rate of the total market. The ‘ADSL by KPN’ customer base increased by 119,000 in the first quarter of 2005 to 1.5 million customers with over 1 million KPN ISP-customers by the end of March 2005.

KPN’s share of the total broadband market (including broadband offered by cable operators) increased to 44.3% by end of March 2005 (43.8% by the end of December 2004) and KPN widened its lead over the total market share of the cable operators. In the first quarter, the acquisitions of CistroN and Freeler were completed. As a result of both these acquisitions and successful marketing campaigns the growth rate of the KPN ISP customer base continued to be higher than the overall broadband market, and KPN ISPs’ broadband market share (1) increased to 31.8% by the end of March 2005, compared to 29.7% by the end of December 2004. KPN introduced ‘ADSL Only’ in February, targeted at ‘Mobile Only’ customers. Following this, KPN launched a pilot project with ‘Voice over IP’ services (VoIP) for a selected group of consumer customers in April 2005. This proposition enables customers to use both Internet and calling services. KPN will be launching its VoIP offering in May.

As of March 31, 2005, ‘Digital TV by KPN’ had over 46,000 customers. A further rollout of the DVB-T network will take place during 2005/6 with national coverage to be achieved during the course of 2006.

Already 1.4 million customers (27% of KPN’s total residential customer base) have opted for BelPlus packages. KPN’s “Altijd Dichtbij” loyalty program is very successful and has now close to two million customers. This program gives customers personal and optimized advice on using a range of BelPlus packages and use of the Friends & Family program (“Voordeelnummers”).

(1) Defined as the market share consumer broadband of KPN ISP's and Direct ADSL (including Freeler and CistroN)

Since the introduction of ISDN1 in February almost 8,000 customers have been migrating from ISDN2 to ISDN1, often in combination with ADSL.

On January 1, 2005, KPN phased out its “FlexiBel” package in the business market. By the end of March 2005, a total of 203,000 customers were successfully migrated to BelZakelijk (a prepaid package with an extensive range of call allowances), now covering about 28% of the total number of business sites, and representing 31% market penetration in the primary target group of small and mid-sized enterprises (SMEs).

As a result of these initiatives KPN was able to maintain fixed telephony market shares at between 70 - 75% (local traffic), between 55 - 60% (national traffic), approximately 60% (fixed-to-mobile) and approximately 45% (international traffic)(2).

In the business data services market, traditional leased lines continue to be migrated to new broadband services, such as IP-VPN and DSL products. At the end of March, in total 1,504 business customers (end 2004: 1,409) were migrated to IP-VPN networks, while the number of IP-VPN connections increased to 33,982 (end 2004: 30,164).

Marketing campaigns for KPN’s DSL offering for SMEs (Office DSL) were intensified in March. KPN also introduced TelecomManagement Totaaltm, a solution for fixed and mobile telephony for companies with over 500 mobile and desk phones. The service includes: one point of contact via a personal service level manager, a helpdesk for end users, a clear invoice and Management Information.

Furthermore, several ‘Managed IT Services’ contracts were entered into (including SAP Hosting Services for Accenture and SigmaKalon) and other substantial contracts (e.g. Renault Nissan the Netherlands).

In the first quarter of 2005, KPN introduced Wholesale ADSL service, an added-value service on top of local loop unbundling, which enables ISPs and telecommunication companies to add ISP-specific value without the need to invest in their own ADSL network. Several major wholesale ADSL agreements were signed and other parties have expressed their interest in this service.

KPN will further strengthen its position in the Voice, Internet and TV market through the following initiatives.

•                  In the second quarter of 2005, the upgrade of the ADSL network to ADSL2+ has started. ADSL2+ access technology will enable the introduction of high-speed Internet Access Services and IPTV later in the year, as well as Delay TV and Video on Demand over DSL.

•                  KPN will launch pilot projects for Mobile TV and broadband-based VDSL services.

Mobile division

During the first quarter of 2005, KPN maintained its record of growing the customer bases of all three operators.

(2) Excluding international traffic from telephone cards.

E-Plus

E-Plus continued to grow its customer base by adding 140,000 new customers in a traditionally quiet first quarter, increasing its customer base to over 9.6 million. This increase was wholly attributable to postpaid customers. E-Plus’ market share rose from 12.8% in Q1 2004 to 13.3% in the first quarter of 2005. In the pre-paid market E-plus focuses on driving growth at the higher end of the market while subsidies to the lower end of the market have been reduced.

In this quarter, the total number of postpaid customers for the first time exceeded the number of prepaid customers. Simultaneously, E-Plus increased its presence in the business market growing its business customer base by more than 20%.

Operating profit and margin were negatively impacted by investments in the customer base (up EUR 65 million compared to Q1 2004) and MTA (EUR 18 million).

KPN Mobile the Netherlands

KPN now has a 40.7% market share (Q1 2004: 39.4%). In order to underpin our clear market leadership, KPN’s strategy is to focus on post-paid, the more valuable segment of the market. This focus resulted in an increase of the postpaid customer base of 141,000 subscribers (66% of the net Q1 additions) to 2.3 million.

The postpaid share of KPN’s customer base increased from 36.0% at the end of 2004 to 37.0% at the end of Q1. Operating revenues increased by EUR 2 million as positive contributions from a fast-growing postpaid and a higher prepaid customer base (EUR 32 million) were offset by the negative impact of additional MTA reductions (EUR 19 million) and lower Intellectual Property Rights (IPR) revenues (EUR 11 million).

BASE

BASE further exploited the opportunities in the Belgian mobile market, although competition is becoming fiercer. BASE continues to grow its customer base and revenues thanks to its strategy of combining distinctive and simple offerings with tailor-made propositions for specific market segments.

By adding 114,000 customers during the first quarter of 2005, its customer base reached 1.8 million customers (Q1 2004: 1.4 million) representing a 28.6% increase compared to the same quarter last year. Based on estimates by KPN management, BASE’s market share rose to about 18% (Q1 2004: 16%).

Other

In Other, operating revenues declined from EUR 134 million in Q1 2004 to EUR 105 million in Q1 2005. This decrease was partly caused by book gains of EUR 36 million in Q1 2004 (disposal of Eutelsat) versus EUR 21 million in Q1 2005 (disposal of KPN equity participations in both Intelsat and Infonet). The remaining decrease of EUR 14 million was the effect of lower revenues from Xantic and deconsolidation of PanTel, which was sold on February 28, 2005. In the first quarter of 2005, the operating profit amounted to EUR 1 million (Q1 2004: 27 million).

Restructuring

In the first quarter, KPN started to simplify its group structure by dismantling its Mobile headquarters and KPN Services. On April 1, 2005, the new structure of the Fixed Division became effective. This new structure is based on the separation of network operations - focusing on operational assets, costs and operational excellence - from retail service providers (Consumer and Business), which will focus on customers, customer acquisition, revenues and margin.

In the first quarter of 2005, restructuring expenses totaled to EUR 24 million (Fixed division: EUR 16 million, Mobile division: EUR 1 million, Other: EUR 7 million).

Financial Review

Income Statement Koninklijke KPN N.V.

	Q1
Amounts in millions of euro	2005	2004

Total operating revenues	2,890	2,944
of which:
Net sales	2,838	2,868
Other operating revenues	52	76

Total operating expenses	2,374	2,269
of which:
Depreciation, amortization and impairments	578	554

Operating profit	516	675

Financial costs - net	-145	-129
Share in profit of associates and JVs	3	3

Profit on continuing operations before taxes	374	549
Income tax	-101	-135

Profit for the period	273	414
Attributable to minority interests	-1	4
Attributable to equity holders of the parent	274	410

KPN achieved an operating profit of EUR 516 million over the first quarter of 2005 (Q1 2004: EUR 675 million). The decrease of EUR 159 million is mainly the result of increased acquisition and retention expenses in the Mobile division and increased UMTS amortization charges.

First quarter operating revenues amounted to EUR 2,890 million (2003: EUR 2,944 million), a EUR 54 million decrease compared to the same quarter last year.

Net sales (EUR 2,838 million) – affected by a EUR 44 million adverse impact of MTA tariffs on both the Mobile and Fixed operations – were EUR 30 million (1.0%) lower compared to Q1 2004.

In the Fixed division, net sales decreased by EUR 125 million (6.8%) mainly due the combined effect of the accelerated migration from traditional to new, IP-based services, ongoing fixed-to-mobile substitution and MTA tariff reductions (EUR 46 million). Mobile division’s net sales rose by EUR 82 million (6.8%) benefiting from increases by all three operators (E-Plus: 9.0%; KPN Mobile The Netherlands: 2.6%; BASE 20.0%) including an adverse MTA effect in Germany and the Netherlands of EUR 42 million in total. Net sales of Other activities were EUR 14 million lower as a result of lower revenues at PanTel, which was sold on February 28, 2005, and Xantic. Inter-division revenues decreased by EUR 27 million to EUR 226 million, primarily affected by MTA tariff reductions.

Overview of MTA impact

In January 2004 and again in December 2004, the Dutch MTA tariffs were reduced. In Germany, the MTA tariffs were reduced on December 15, 2004. The following table summarizes the total impact of MTA on net sales and operating profit.

MTA effects

	Difference between Q1 2005 and Q1 2004
in millions of euros	Net sales	Operating profit

KPN Mobile NL	-19	-11
E-Plus	-23	-18
Total Mobile	-42	-29

Fixed Telephony	-13	0
Carrier Services	-33	0
Total Fixed	-46	0

Intercompany	44	0

KPN Consolidated	-44	-29

Operating expenses increased by EUR 105 million (4.6%) to EUR 2,374 million; the positive effects of MTA tariff reductions (EUR 15 million) were more than offset by the Mobile division’s increased amortization charges on UMTS licenses and increased acquisition and retention activities.

Net finance costs increased from EUR 129 million in the first quarter of 2004 to EUR 145 million in the same quarter this year. This increase is mainly the result of an impairment of loans to the French SNT subsidiary Vitalicom (EUR 11 million) in Q1 2005 and a reversal of impaired loans (EUR 7 million) in Q1 2004.

Total income tax charges in Q1 2005 amounted to EUR 101 million (Q1 2004: EUR 135 million) resulting in an effective tax rate of 27.0% (Q1 2004: 24.6%). For tax losses carried forward from previous periods, EUR 8 million deferred tax assets were recognized (Q1 2004: 36 million) in the first quarter of 2005. Book gains of EUR 18 million (Q1 2004: EUR 36 million) were tax exempted.

Cash flow

Cash flow from operating activities decreased from EUR 953 million in the first quarter of 2004 to EUR 822 million in the first quarter of 2005, mainly because of lower operating profits. Adjusted for the cash flow provided by the sale of assets (Q1 2005: EUR 158 million; Q1 2004: EUR 70 million), the net cash flow used in investing activities decreased by EUR 72 million from EUR 312 million in Q1 2004 to EUR 240 million in Q1 2005, mainly as a result of lower investments in property, plant and equipment and software.

During the first quarter of 2005, we repurchased shares for a total amount of EUR 234 million, of which EUR 172 million was settled, compared to EUR 249 million in the first quarter of 2004.

Cash and cash equivalents

On March 31, 2005, cash and cash equivalents amounted to EUR 2.7 billion. Under IFRS, KPN’s cash pool structures agreed with banks do not fulfill the criteria for offsetting the debit and credit balances. On March 31, 2005, the effect on cash and cash equivalents and on short-term financial liabilities amounts to EUR 0.6 billion.

Net debt

As of March 31, 2005, net debt (3) amounted to EUR 7.4 billion compared to EUR 7.9 billion as of January 1, 2005.

Share repurchase program

On March 3, 2005, KPN started to repurchase shares via a second trading line. By effectuating the repurchase program over the second trading line, KPN will not incur the grossed up Dutch dividend withholding tax. Instead, KPN will withhold Dutch dividend withholding tax on the dividend element of the repurchase price. In addition to this second trading line, KPN recommenced open market share repurchases on March 23, 2005, to increase the flexibility to reach the EUR 985 million share repurchase objective.

During the first quarter of 2005, KPN repurchased 32.5 million shares at an average price of EUR 7.02 per share; 8.9 million shares were settled in April 2005.

On March 30, 2005, KPN entered into forward purchase transactions and a discretionary purchase agreement to buy back up to 50 million shares during the closed period, which commenced April 1, 2005 and ended May 9, 2005. In this closed period, 50 million shares (of which 37.5 million via the second trading line) were repurchased for a total amount of EUR 337million. Consequently, as of May 10, 2005, EUR 420 million remain to be returned to shareholders through share buy backs under the existing commitment.

Performance versus Outlook

To compare actual performance with the Outlook we exclude a number of items (restructuring charges over EUR 20 million per event, impairments over EUR 20 million per event and book gains or losses over EUR 20 million per event), as we expect these to exceed EUR 20 million on an annual basis. On this basis, operating revenues were near flat (-/- 0.6%) while EBITDA was down by 6.3%.

(3) The book value of interest-bearing financial liabilities plus the fair value of financial instruments related to these financial liabilities minus cash and cash equivalents

Reconciliation for purpose of comparison with Outlook

IFRS, in millions of euro, unless indicated otherwise	Q1 2005	Q1 2004
Operating revenues - reported	2,890	2,944
Disposal Eutelsat		-36
Restructuring charges
Operating revenues - adj. for comp. with guidance	2,890	2,908
y-o-y difference	-0.6%

EBITDA - reported	1,094	1,229
Disposal Eutelsat		-36
Restructuring charges	+24
EBITDA - adjusted for comparison with guidance	1,118	1,193
y-o-y difference	-6.3%

General

Reporting

This press release contains a number of non-GAAP figures, such as EBITDA and free cash flow. These non-GAAP figures should not be viewed as a substitute for our GAAP figures. Our non-GAAP measures may not be comparable to non-GAAP measures used by other companies.

We define EBITDA as operating profit before depreciation and impairments of PP&E and amortization and impairments of goodwill, licenses and other intangibles. The measure is used by financial institutions and credit-rating agencies as one of the key indicators of borrowing potential. Many analysts use EBITDA as a component for their (cash flow) projections. Note that our definition of EBITDA deviates from the literal definition of earnings before interest, taxes, depreciation and amortization. Either definition of EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analyses of our results as reported under IFRS or US GAAP.

In the past, EBITDA was used as a measurement of certain aspects of operational performance and liquidity. We have used EBITDA as a component of our guidance. In view of the implementation of IFRS, and the resulting volatility of amortization, we believe that this is the most appropriate way of informing the financial markets on certain aspects of future company financial development. We do not view EBITDA as a measure of performance. In all cases, a reconciliation of EBITDA and the nearest GAAP measure (operating profit) will be provided.

Going forward, we will continue to make comparison between guidance and actuals. For the purpose of this comparison, a number of items will be excluded:

•  restructuring charges over EUR 20 million per event

•  impairments over EUR 20 million per event

•  book gains or losses over EUR 20 million per event

We define free cash flow as ‘Cash flow from operating activities’ minus ‘Capital expenditures’ defined as expenditures on Property, Plant and Equipment and software.

Safe harbor

Certain statements contained in this quarterly report constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on our operations, the OPTA investigation into discounts given in breach of OPTA regulation, our and our joint ventures’ share of new and existing markets, general industry and macro-economic trends and our performance relative thereto, and statements preceded by, followed by or including the words “believes”, “expects”, “anticipates” or similar expressions.

These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties and other factors, many of which are outside our control that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in our 2004 Annual Report and
Form 20-F.

All figures in this quarterly report are unaudited and based on IFRS. This quarterly report contains a number of non-GAAP figures, such as EBITDA and free cash flow. These non-GAAP figures should not be viewed as a substitute for our GAAP figures. Our non-GAAP measures may not be comparable to non-GAAP measures used by other companies. Certain figures may be subject to rounding differences. All market share information in this quarterly report is based on management estimates based on externally available information, unless indicated otherwise.

For IFRS, we refer to the disclaimer in our press release dated April 18, 2005. Please note that IFRS accounting policies are not yet final and may change as a result of (amongst others) changes in IFRS standards and interpretations, changes in regulatory requirements, additional review and analyses (including market trends) and audit procedures.

Profile

We offer telecommunication services to both consumers and businesses. Our core activities are telephony and data services through our fixed network in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe. We are market leader in the major segments of the Dutch telecom market and are actively growing our market share in the new IP and DSL markets. Through E-Plus in Germany and BASE in Belgium, we have number-three positions in the mobile markets of these countries.

As of March 31, 2005, we served 7.4 million fixed-line subscribers and 1.7 million Internet customers in the Netherlands as well as 17.7 million mobile customers in Germany, the Netherlands and Belgium. We employed 30,453 individuals as of the same date.

We were incorporated in 1989. Our shares are listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The credit ratings remained unchanged during the first quarter at A– with stable outlook (Standard & Poor’s) and Baa1 with stable outlook (Moody’s).

Press release

Date
May 10, 2005
KPN restructures international	Number
mobile activities	024pe

KPN has restructured its international mobile activities in Germany and Belgium, bringing them under the sole leadership of Mr Stan Miller, currently CEO of BASE, KPN’s mobile operator in Belgium.

This restructuring, effective from today, is a further step towards aligning KPN’s Group structure and operations in accordance with its strategy, which was announced on 1 March 2005, alongside the Q4 results for the year-ended December 31, 2004. Under this strategy, KPN is vigorously pursuing growth strategies as the ‘challenger’ to the local incumbents in Germany and Belgium, whilst the focus in the Netherlands is on ‘market leadership’ in both fixed and mobile.

From 2001 to date, Mr Miller has been CEO of BASE N.V. in Belgium, a company that he himself successfully launched originally as KPN Orange in 1998/1999. Despite having had to overcome significant problems with network deployment, he has developed and implemented a very successful ‘challenger’ strategy at BASE that has resulted in 20% net sales growth and EBITDA margin growth from 30% to 37% in Q1 2005.

Prior to being CEO of BASE, from 2000 to 2001, as CEO of KPN Mobile The Netherlands, Mr Miller implemented a strategy to take the business from ‘volume to value’, which resulted in an increase in revenue of €225 million and an EBITDA margin increase from 34% to 42%.

Mr Miller has extensive experience in both the telecommunication and media industries. Prior to joining KPN he held leading positions in the pan-European Pay TV operator Nethold, his last assignment being as CEO of its operations in Italy where the first European satellite business was launched at Telepiu. Mr Miller, a South African, is 46 years old.

Commenting on the appointment, Guy Demuynck, Member of the Board of KPN and responsible for KPN’s mobile operations, said:

“Stan Miller is the right man to drive our international ‘challenger’ strategy and consolidate our businesses in both Germany and Belgium. We have a terrific opportunity to increase our market share and profitability and I believe that under Stan’s leadership and with his deep telecoms sector experience, we can be well placed to capitalise. The Board looks forward to working with him in his new role.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: May 11, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel